EXHIBIT 22.1
SUBSIDIARIES OF THE REGISTRANT

    NAME                                          JURISDICTION OF ORGANIZATION

Casey Systems, Inc.	New York

Systems Service Technology Corp.	New York

Pyrotech Service Inc.	New York

FT Clearing Corp.	New York

Comco Technologies Inc.	New York